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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO THE MARKET

Embraer Signs a Firm Contract for up to 10 Passenger to Freight Conversions

•	First firm contract for Embraer’s P2F comes after an agreement announced in May with Nordic Aviation Capital (NAC) for up to 10 conversion slots for E190F/E195F;
•	Deliveries to start in 2024;
•	E-Jets Freighters offer over 50% more volume capacity, three times the range of large cargo turboprops, and up to 30% lower operating costs than narrowbodies;

São José dos Campos, Brazil, June 24, 2022 – Embraer [B3: EMBR3, NYSE: ERJ] has signed a firm order for up to 10 Embraer E-Jets Passenger to Freight (P2F) conversions with an undisclosed customer. Aircraft for conversion will come from the customer’s current E-Jets fleet, with deliveries starting in 2024. This is the first firm contract for Embraer’s P2F, being the second agreement for this kind of operation. In May, Embraer and Nordic Aviation Capital (NAC) announced an agreement in principle to take up to 10 conversion slots for E190F/E195F.

Embraer’s E-Jets P2F conversions deliver segment-leading performance and economics. The E-Jets Freighters will have over 50% more volume capacity, three times the range of large cargo turboprops, and up to 30% lower operating costs than narrowbodies.

With more than 1,600 E-Jets delivered by Embraer globally, P2F customers benefit from a well-established, mature, global services network, in addition to a comprehensive portfolio of products ready to support their operations from day one.

The conversion to freighter will be performed at Embraer’s facilities in Brazil and includes main deck front cargo door; cargo handling system; floor reinforcement; Rigid Cargo Barrier (RCB) – 9G Barrier with access door; cargo smoke detection system (class E main deck cargo compartment), Air Management System changes (cooling, pressurization, etc.); interior removal and provisions for hazardous material transportation.

Combining under-floor bulk cargo and main deck, the maximum gross structural payload is 13,150kg for the E190F and 14,300kg for the E195F. Considering typical e-commerce cargo density, the net weights and volumes are also impressive: the E190F can handle a payload of 23,600lb (10,700kg) while the E195F a payload of 27,100 lb (12,300 kg).

São José dos Campos, June 24, 2022.

Antonio Carlos Garcia

Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations